January 29, 2020

Wasef Jabsheh
Chief Executive Officer and Vice Chairman
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street
P.O. Box 941428
Amman 11194, Jordan

       Re: International General Insurance Holdings Ltd.
           Amendment No. 1 to
           Registration Statement on Form F-4
           Filed January 21, 2020
           File No. 333-235427

Dear Mr. Jabsheh:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed January 21, 2020

Cover Page

1. We note your response to comment 1. Notwithstanding your analysis and discussion, we continue to believe that certain provisions of the Amended and Restated Pubco Bye-laws should be presented as separate proposals to allow for shareholders of Tiberius to vote on each material change from the corresponding provision in Tiberius's current amended and restated certificate of incorporation and bylaws separately. Please revise to unbundle these matters as separate proposals pursuant to Rule 14a-4(a)(3). For guidance, please refer to Questions 201.01 and 201.02 of the Compliance and Disclosure Wasef Jabsheh
International General Insurance Holdings Ltd.
January 29, 2020
Page 2
         Interpretations, Exchange Act Rule 14a-4(a)(3), Unbundling under Rule 14a-4(a)(3) in the
         M&A Context.
Unaudited Pro Forma Combined Financial Statements, page 145

2. We acknowledge your response to prior comment 10. Please tell us why you do not reflect any intangible assets or goodwill in your pro forma financial statements associated with the reverse acquisition of Tiberius. In this regard, we note that the current market capitalization of Tiberius is significantly in excess of the book value of its equity plus mezzanine equity at both June 30, 2019 and September 30, 2019. Reference for us the authoritative literature you rely upon to support your position. IGI's Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Financial Measures
Net operating income, page 215

3. We acknowledge your response to prior comment 11 and continue to believe that the title of this non-IFRS measure is confusingly similar to IFRS-compliant measures used by others. As previously requested, please revise the title of this non-IFRS measure in your next amendment.
Results of Operations, page 217

4. We acknowledge your response to prior comment 12. Given the significance of favorable development to your profit before tax for each of 2016, 2017 and 2018, please revise your operating results disclosure to highlight this significance. We note that your revised disclosure need not duplicate the explanatory disclosures you provide on pages 250 and
         251 (a cross reference to that disclosure would be appropriate), but we believe investors should be made readily aware of the impact of changes of prior period estimates on your current period bottom line operating results.
Results of Operations - Specialty Short-tail, page 232

5. We acknowledge your response to prior comment 14. Please revise your disclosure added on page 235 to specifically address the following:
         Disclose the cause of the significant negative loss ratio in the first half of 2018 for the
FirstName LastNameWasef Jabsheh
           construction and engineering line.
Comapany Disclose the location of the Insurance Holdings Ltd.
         NameInternational General event causing the significant losses in 2016 and 2017 in
January 29,the ports and terminals line.
            2020 Page 2
FirstName LastName
 Wasef Jabsheh
FirstName LastNameWasef Jabsheh
International General Insurance Holdings Ltd.
Comapany NameInternational General Insurance Holdings Ltd.
January 29, 2020
January 29, 2020 Page 3
Page 3
FirstName LastName
International General Insurance Holdings Ltd.
Notes to the Consolidated Financial Statements
Note 2: Basis of Preparation
Significant accounting judgements, estimates and assumptions
Expected credit loss for insurance receivables, page F-103

6. We acknowledge your response to prior comment 20. Please revise your disclosure here or in your liquidity and capital resources discussion beginning on page 172, as appropriate, consistent with your response to:
           Highlight the customary slow payment in some of the countries in which you do business;
           Indicate when you cancel policies for past due premiums; and Disclose your policy regarding paying (or not paying) claims on policies with past
              due premiums.
Note 24: Commitments and Contingencies
Litigations, page F-116

7. We acknowledge your response to comment 22 and continue to believe that your disclosure provides investors with no information to assess the potential magnitude of this matter under arbitration. In this regard, we note that even the example at IAS 37.D3 provides information on the claim involved. Given the overall significance of your reinsurance activities to your operations and operating results, please revise your disclosure to provide some factual quantitative information consistent with your response that will afford investors with an indication of the magnitude of this matter and not jeopardize your position in the arbitration.
       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Michael Clampitt at 202-551-3434 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Michael Levitt, Esq.